March 29, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Ambipar Emergency Response

Registration Statement on Form F-1

File March 13, 2023

File No. 333-270493

Ladies and Gentlemen:

On behalf of Ambipar Emergency Response (the “Company”), we are providing the following responses to the comments made by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) in its letter dated March 24, 2023 (the “Comment Letter”) related to the Company’s registration statement on Form F-1 filed on March 13, 2023 (the “Registration Statement”). On behalf of the Company, we wish to thank you and the other members of the Staff for your prompt review of the Registration Statement.

In response to the comments set forth in the Comment Letter, concurrently with the filing of this response letter, the Company is filing the Amendment No. 1 to the Registration Statement on Form F-1 (“Amendment No. 1”) with the Commission through its EDGAR system, reflecting the revisions described in this letter as well as certain other updated information. To assist your review, we are separately e-mailing the Staff a copy of the Amendment No. 1 marked to show changes to the Registration Statement.

In addition to the amendments made in response to the Staff’s comments, Amendment No.1 has been updated to include preliminary unaudited results of Emergencia for the year ended December 31, 2022. Emergencia’s preliminary unaudited results provided in Amendment No. 1 are derived from segment data relating to Emergencia included in financial statements made public by Ambipar Participações e Empreendimentos S.A. (“Ambipar Parent”), Emergencia’s parent company, in Brazil as of and for the year ended December 31, 2022 and 2021, which were (the “Ambipar Parent Financial Statements”). The Ambipar Parent Financial Statements made public in Brazil, including the segment data relating to Emergencia, were published by Ambipar Parent in compliance with its reporting obligations under Brazilian law and the rules and regulations of the Brazilian Securities Commission (Comissão de Valores Mobiliários) and were not published by the Company or Emergencia.

The Staff’s comments are retyped below in bold-face type for your ease of reference and are followed by the Company’s responses. We have included page numbers to refer to the location in the Amendment No. 1 where the disclosure addressing a particular comment appears.

Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in the Amendment No. 1.

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Registration Statement on Form F-1

Risk Factors

Risks Relating to Our Securities, page 62

1.             Please include a risk factor addressing the recent extreme volatility in your stock price. Your disclosure should include intra-day stock price range information and should cover a period of time sufficient to demonstrate the recent price volatility and should address the impact on investors. Your disclosure should also address the potential for rapid and substantial decreases in your stock price, including decreases unrelated to your operating performance or prospects.

The Company acknowledges the Staff’s comment and has revised the disclosure on the cover page of the prospectus and on pages 63 to 65 of Amendment No. 1.

The Class A Ordinary Shares being registered for resale in this prospectus represent a substantial percentage…, page 63

2.            Please expand your risk factor to disclose the purchase price of all securities being registered for resale and that even though the current trading price is significantly below the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.

The Company acknowledges the Staff’s comment and has revised the disclosure on the cover page of the prospectus and on pages 5, 65 and 66 of Amendment No. 1.

General

3.            It appears that you are seeking to register the issuance of Class A Ordinary Shares underlying 20,000 restricted stock units issued to Mr. Rafael de Salvador Grisolia in a private placement. Please provide your analysis as to why you believe you are eligible to register the issuance of the underlying ordinary shares to Mr. Rafael de Salvador Grisolia as these shares appear to have been offered privately. Alternatively, please revise your registration fee table and prospectus to indicate that the registration statement does not cover the offer and sale of the underlying securities to Mr. Rafael de Salvador Grisolia. For guidance, refer to Securities Act Sections Compliance and Disclosure Interpretations 103.04, 134.02 and 239.15.

The Company acknowledges the Staff’s comment and respectfully advises that the restricted stock units were offered in a private placement, and since the date the filing of the Registration Statement, the Company has issued to Mr. Rafael de Salvador Grisolia the Class A Ordinary Shares underlying the 20,000 restricted stock units issued to Mr. Grisolia and intends to register such Class A Ordinary Shares’ resale. The Company has revised the disclosure on the cover page of the prospectus and on pages xiv, 3, 15, 82, 89, 93, 167, 189 and 200 of Amendment No. 1, as well as the registration fee table, to reflect such issuance.

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4.            Revise your prospectus to highlight any differences in the current trading price, the prices that the Sponsor, PIPE Investors, non-redeeming shareholders and other selling securityholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Disclose that while the Sponsor, PIPE Investors, non-redeeming shareholders and other selling securityholders may experience a positive rate of return based on the current trading trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to the differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

The Company acknowledges the Staff’s comment and has revised the disclosure on the cover page of the prospectus and on pages 5, 65 and 66 of Amendment No. 1.

5.            In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the Class A Ordinary Shares, expand your discussion of capital resources to address any changes in your liquidity position since the business combination. If you are likely to have to seek additional capital, discuss the effect of this offering on your ability to raise additional capital.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 141 and 142 of Amendment No. 1.

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Please do not hesitate to contact Grenfel Calheiros at +1-212-455-2295, +55 (11) 3546-1011 or gcalheiros@stblaw.com, or Mark Brod at +1-212-455-2163 or mbrod@stblaw.com with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Grenfel S. Calheiros	/s/ Mark A. Brod
Grenfel S. Calheiros	Mark A. Brod

cc:	Rafael Espírito Santo, Chief Financial Officer, Ambipar Emergency Reponse

Jairo da Rocha Soares, BDO RCS Auditores Independentes S.S.